BELLATRIX EXPLORATION LTD.

BUSINESS ACQUISITION REPORT

December 20, 2013

Item 1 - Identity of Reporting Issuer

1.1	General – Name and Address of Bellatrix

Bellatrix Exploration Ltd. ("Bellatrix" or the "Corporation") is a corporation amalgamated under the Business Corporations Act (Alberta). The head office of Bellatrix is located at 1920, 800 - 5th Avenue S.W., Calgary, Alberta, T2P 3T6 and its registered office is located at 2400, 525 – 8th Ave S.W., Calgary, AB T2P 1G1.

1.2	Executive Officer

The name of the executive officer of Bellatrix, who is knowledgeable about the significant acquisition and this report is Edward J. Brown, Executive Vice President, Finance and Chief Financial Officer and his business telephone number is (403) 750-2655.

Item 2 - Details of Acquisition

2.1	Nature of Assets Acquired

On December 11, 2013, Bellatrix completed its previously announced acquisition of Angle Energy Inc. ("Angle"). The acquisition was completed pursuant to a plan of arrangement under the Business Corporations Act (Alberta) (the "Arrangement") pursuant to which Bellatrix acquired: (i) all of the issued and outstanding common shares of Angle (the "Angle Shares"), in exchange for consideration consisting of $69.7 million in cash and the issuance of an aggregate of 30,230,998 million common shares of Bellatrix ("Bellatrix Shares"); and (ii) all of the issued and outstanding 5.75% convertible unsecured subordinated debentures of Angle (the "Angle Debentures") for a total purchase price of approximately $63.7 million (which amount included accrued interest). In addition, pursuant to the Arrangement, Angle Energy Partnership, a general partnership the partners of which were Angle and its wholly-owned subsidiary, Angle Resources Inc. ("ARI"), was dissolved and all of its properties were distributed to, and liabilities assumed by, Angle and ARI in accordance with their respective interests therein. Bellatrix, Angle and ARI were then amalgamated and continued as one corporation under the name "Bellatrix Exploration Ltd."

Angle's primary focus areas are located in West Central area of Alberta and the current producing base is high working interest, operated, liquids-rich natural gas and light crude oil. Average production for the month of September 2013 for Angle was 10,500 boe/d (58% oil and natural gas liquids). Management of Bellatrix estimates the Angle lands include 500 drilling locations and 228,280 net acres of undeveloped land.

Management of Bellatrix believes that the combination with Angle of Bellatrix's results in one of the largest, intermediate producers in the West Central Alberta fairway with a dominant and highly focused position in the Cardium and Lower Mannville.

For further information in respect of Angle and the assets of Angle, including information relating to the reserves of Angle and associated future net revenue, please see the reports of Angle on file with Canadian Securities Regulatory Authorities, including the annual information form of Angle dated March 28, 2013 for the year ended December 31, 2012 (collectively, the "Angle AIF Information") which are available on the SEDAR website at www.sedar.com.

2.2	Date of Acquisition

December 11, 2013.

2.3	Consideration

On December 11, 2013, Bellatrix, Angle, holders of Angle Shares and holders of Angle Debentures completed the Arrangement pursuant to which Bellatrix acquired all of the issued and outstanding Angle Shares in exchange for consideration consisting of an aggregate of approximately $69.7 million in cash and the issuance of an aggregate of 30,230,998 million Bellatrix Shares. Additionally, in connection with the Arrangement, Bellatrix acquired all of the issued and outstanding Angle Debentures in exchange for a total purchase price of approximately $63.7 million.

The cash consideration payable pursuant to the Arrangement was funded through a bought deal public financing (the "Offering") through a syndicate of underwriters co-led Canaccord Genuity Corp. and Dundee Securities Ltd., on their own behalf and on behalf of National Bank Financial Inc., AltaCorp Capital Inc. and CIBC World Markets Inc. Pursuant to the Offering, Bellatrix issued 21,875,000 Bellatrix Shares at a price of $8.00 per Bellatrix Share for gross proceeds of approximately $175 million. The Offering closed on November 5, 2013.

2.4	Effect on Financial Position

There are presently no plans or proposals for material changes in Bellatrix' business affairs or the affairs of Angle which may have a significant effect on the results of operating and financial position of Bellatrix.

The cash consideration payable pursuant to the Arrangement was funded through the Offering, pursuant to which, Bellatrix issued 21,875,000 Bellatrix Shares at a price of $8.00 per Bellatrix Share for gross proceeds of approximately $175 million. The Offering closed on November 5, 2013.

Upon completion of the Arrangement, the Corporation entered into credit facilities with an increased borrowing base of $500 million (as compared to $255 million prior thereto) (subject to the semi-annual borrowing base test on May 31 and November 30 each year), available on an extendible revolving term basis. The credit facilities are available on a fully revolving basis until June 24, 2014 (subject to annual extension at the option of the lenders), and if not extended, will be due in full 366 days thereafter. The expanded credit facilities consist of a $50 million operating facility provided by a Canadian bank and a $450 million syndicated facility provided by nine financial institutions. The increased credit facilities will be available to finance Bellatrix’s ongoing capital expenditures, working capital requirements and for general corporate purposes. Amounts borrowed under the credit facilities will bear interest at a floating rate based on the applicable Canadian prime rate, U.S. base rate, CDOR rate or LIBOR margin rate, plus between 1.00% and 3.50%, depending on the type of borrowing and the Corporation’s debt to cash ratio. A standby fee is charged of between 0.50% and 0.875% on the undrawn portion of the credit facilities, depending on the Corporation’s debt to cash flow ratio.

The credit facilities are secured by a $1 billion debenture containing a first ranking charge and security interest. Bellatrix has provided a negative pledge and undertaking to provide fixed charges over its properties in certain circumstances.

The effect of the Arrangement on Bellatrix's financial position is outlined in the financial statements (including pro-forma financial statements) included and incorporated by reference in this business acquisition report.

2.5	Prior Valuations

No valuation required by securities legislation or a Canadian stock exchange or market to support the consideration payable by Bellatrix pursuant to the Arrangement has been obtained within the past 12 months by Bellatrix or Angle.

2.6	Parties to Transaction

The Arrangement was not with an "informed person", "associate" or "affiliate" (as each term is defined in securities legislation) of Bellatrix.

2.7.	Date of Report

This business acquisition report is dated December 20, 2013.

Item 3 Financial Statements

The audited consolidated financial statements of Angle as at and for the years ended December 31, 2012 and 2011, together with the notes thereto and the auditors' report thereon and the unaudited interim condensed consolidated financial statements of Angle as at September 30, 2013 and for the three and nine months ended September 30, 2013 and 2012, together with the notes thereto filed with the various securities commissions or similar authorities in the jurisdictions where Angle was a reporting issuer and are incorporated into and form part of this business acquisition report and are available on the SEDAR website at www.sedar.com.

Schedule A hereto contains the unaudited pro forma consolidated financial statements of Bellatrix as at and for the three and nine months ended September 30, 2013 and for the year ended December 31, 2012, including the notes thereto, after giving effect to the Arrangement, together with the notes thereto.

SCHEDULE A

UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS OF BELLATRIX AS AT AND FOR THE THREE AND NINE MONTHS ENDED SEPTMEBER 30, 2013 AND FOR THE YEAR ENDED DECEMBER 31, 2012, INCLUDING THE NOTES THERETO, AFTER GIVING EFFECT TO THE ARRANGEMENT AND PREVIOUS ACQUISITIONS OF BELLATRIX, TOGETHER WITH THE NOTES THERETO.

BELLATRIX EXPLORATION LTD.

PRO FORMA CONSOLIDATED BALANCE SHEET

SEPTEMBER 30, 2013

(unaudited)

			PRO FORMA

	Bellatrix	Angle			Pro Forma
(In $000’s)	Exploration Ltd.	Energy Inc.	Adjustments	Notes	Consolidated
			(Note 2)
ASSETS
Current assets
Restricted cash	$2,945	$-	$-		$2,945
Accounts receivable	40,036	21,087	-		61,123
Deposits and prepaid expenses	5,427	3,625	-		9,052
	48,408	24,712	-		73,120

Exploration and evaluation assets	37,457	60,921	17,824	2 (b)	116,202
Property, plant and equipment	703,962	547,388	(25,176)	2 (b)	1,226,174
Total assets	$789,827	$633,021	$(7,352)		$1,415,496

LIABILITIES
Current liabilities
Accounts payable and accrued liabilities	$79,985	$47,136	$5,416	2 (c)	$145,540
			(575)	2 (d)
			13,578	2 (e)
Current portion of finance lease obligation	1,476	-	-		1,476
Commodity contract liability	8,664	1,491	-		10,155
	90,125	48,627	18,419		157,171

Commodity contract liability	1,813	112	-		1,925
Long-term debt	139,295	161,920	(165,775)	2 (a)	268,116
			69,701	2 (b)
			62,975	2 (d)
Convertible debentures	47,335	56,058	6,342	2 (b)	47,335
			(62,400)	2 (d)
Finance lease obligation	12,022	-	-		12,022
Decommissioning liabilities	43,784	14,116	-		57,900
Deferred taxes	15,883	16,213	(2,306)	2 (a)	21,617
			(6,819)	2 (b)
			(1,354)	2 (c)
Total liabilities	350,257	297,046	(81,217)		566,086

SHAREHOLDERS’ EQUITY
Shareholders’ capital	379,694	361,331	168,081	2 (a)	791,565
			(361,331)	2 (b)
			245,821	2 (b)
			(2,031)	2 (c)
Equity component of convertible debentures	3,815	4,105	(4,105)	2 (b)	3,815
Contributed surplus	38,576	17,221	(17,221)	2 (b)	38,576
Retained earnings (deficit)	17,485	(46,682)	60,260	2 (b)	15,454
			(2,031)	2 (c)
			(13,578)	2 (e)
Total shareholders’ equity	439,570	335,975	73,865		849,410
Total liabilities and shareholders’ equity	$789,827	$633,021	$(7,352)		$1,415,496

See accompanying notes.

BELLATRIX EXPLORATION LTD.

PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

NINE MONTHS ENDED SEPTEMBER 30, 2013

(unaudited)

			PRO FORMA

	Bellatrix	Angle			Pro Forma
(In $000’s)	Exploration Ltd.	Energy Inc.	Adjustments	Notes	Consolidated

Revenue
Petroleum and natural gas sales	$206,602	$130,217	$-		$336,819
Other Income	1,834	1,312	-		3,146
Royalties	(32,462)	(26,772)	-		(59,234)
	175,974	104,757	-		280,731

Realized gain (loss) on commodity contracts	2,873	(1,292)	-		1,581
Unrealized loss on commodity contracts	(10,651)	(2,800)	-		(13,451)
	168,196	100,665	-		268,861

Expenses
Production	50,495	18,755	-		69,250
Transportation	4,758	2,335	-		7,093
General and administrative	10,633	10,075	-		20,708
Share-based compensation	4,005	1,490	-		5,495
Depletion and depreciation	58,531	47,881	(3,457)	3 (a)	102,955
Gain on property dispositions and swaps	(37,385)	(3,072)	-		(40,457)
	91,037	77,464	(3,457)		165,044
Net profit before finance and taxes	77,159	23,201	3,457		103,817

Finance expenses	10,758	9,560	(453)	3 (b)	16,043
			(3,822)	3 (c)
Net profit before taxes	66,401	13,641	7,732		87,774

Taxes
Deferred tax expense	16,921	3,671	1,934	3 (d)	22,526

Net profit and comprehensive income	$49,480	$9,970	$5,798		$65,248
Net profit per share
Basic				3 (e)	$0.41
Diluted				3 (e)	$0.39

See accompanying notes.

BELLATRIX EXPLORATION LTD.

PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

YEAR ENDED DECEMBER 31, 2012

(unaudited)

			PRO FORMA

	Bellatrix	Angle			Pro Forma
(In $000’s)	Exploration Ltd.	Energy Inc.	Adjustments	Notes	Consolidated

Revenue
Petroleum and natural gas sales	$217,138	$176,843	$-		$393,981
Other Income	2,176	2,720	-		4,896
Royalties	(38,756)	(36,573)	-		(75,329)
	180,558	142,990	-		323,548

Realized gain on commodity contracts	11,269	1,801	-		13,070
Unrealized gain on commodity contracts	10,806	1,597	-		12,403

Expenses
Production	53,316	33,630	-		86,946
Transportation	4,978	2,662	-		7,640
General and administrative	14,272	15,637	-		29,909
Share-based compensation	3,219	-	-		3,219
Depletion and depreciation	75,720	74,273	(3,478)	3 (a)	146,515
Gain on property acquisition	(16,160)	-	-		(16,160)
Loss on property dispositions and swaps	4,113	-	-		4,113
Impairment loss on property, plant and equipment	14,820	70,198	-		85,018
	154,278	196,400	(3,478)		347,200
Net profit (loss) before finance and taxes	48,355	(50,012)	3,478		1,821

Finance expenses	10,517	12,565	(592)	3 (b)	17,405
			(5,085)	3 (c)
Net profit (loss) before taxes	37,838	(62,577)	9,155		(15,584)

Taxes
Deferred tax expense (recovery)	10,067	(15,105)	2,289	3 (d)	(2,749)

Net profit (loss) and comprehensive income (loss)	$27,771	$(47,472)	$6,866		$(12,835)
Net profit (loss) per share
Basic				3 (e)	$(0.08)
Diluted				3 (e)	$(0.08)

See accompanying notes.

BELLATRIX EXPLORATION LTD.

NOTES TO PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS

NINE MONTHS ENDED SEPTEMBER 30, 2013 AND THE YEAR ENDED DECEMBER 31, 2012

(unaudited)

1.	Basis of Presentation

The accompanying unaudited pro forma consolidated balance sheet of Bellatrix Exploration Ltd. (“Bellatrix”) as at September 30, 2013 and the unaudited pro forma consolidated statements of comprehensive income for the nine months ended September 30, 2013 and the year ended December 31, 2012 (the “pro forma statements”) have been prepared to reflect a plan of arrangement (the “Arrangement”), including the following:

•	Bellatrix will acquire all of the issued and outstanding shares of Angle Energy Inc. (“Angle”) pursuant to the Arrangement (the “Transaction”). Prior to the Transaction, Bellatrix will complete a $175 million bought deal financing (which excludes the over-allotment option of an additional 3,281,250 common shares of Bellatrix (“Bellatrix Shares”) for additional gross proceeds of up to approximately $26.3 million) (the “Equity Offering”), resulting in the issuance of 21,875,000 Bellatrix Shares at a price of $8.00 per Bellatrix Share.

•	Under the terms of the Transaction, shareholders of Angle will receive (i) $3.85 cash; or (ii) 0.4734 of a Bellatrix Share, subject to the cash amount payable to Angle shareholders equaling $69.7 million and thus subject to prorating. In addition to the cash issued, the Transaction will result in an estimated 30,226,413 total Bellatrix Shares being issued. The estimated number of Bellatrix Shares assumed to be issued of 30,226,413 is based upon the assumption that there are 81,051,631 outstanding Angle common shares, and 902,179 unvested Angle Restricted Shares Units (“RSUs”), which will be converted to Angle common shares immediately prior to the Transaction, which will be exchanged pursuant to the Transaction. Stock option holders of Angle have the option of (i) exercising stock options held immediately before the Transaction, or (ii) electing for stock options held to be settled for cash immediately prior to the Transaction. It is assumed that all 1,857,612 outstanding in-the-money stock options of Angle will be settled for cash immediately prior to the Transaction. The assumption for the number of Angle common shares, Angle RSUs, and Angle stock options noted above are as of the date of the Arrangement of October 15, 2013. The Arrangement will be accounted for using the purchase method. The pro forma statements are prepared on the basis that the Arrangement will be approved by the securityholders of Angle.

•	Pursuant to the Arrangement the outstanding 5.75% convertible unsecured subordinated debentures of Angle with a maturity date of January 31, 2016 (the "Angle Debentures"), will be settled for an amount equal to $1,040 for each $1,000 principal amount of the Angle Debentures, plus accrued and unpaid interest to the day immediately prior to the effective date of the Arrangement.

The pro forma statements have been prepared from information derived from the following:

•	the unaudited interim consolidated financial statements of Bellatrix as at and for the nine months ended September 30, 2013 and audited consolidated financial statements for the year ended December 31, 2012;

•	the unaudited interim consolidated financial statements of Angle as at and for the nine months ended September 30, 2013 and audited consolidated financial statements for the year ended December 31, 2012.

The unaudited pro forma consolidated balance sheet gives effect to the transactions and assumptions disclosed in note 2 as if they had occurred on September 30, 2013. The unaudited pro forma consolidated statements of comprehensive income give effect to the transactions and assumptions disclosed in note 3 as if they had occurred at January 1, 2012 for the nine months ended September 30, 2013 and as if they had occurred on January 1, 2012 for the year ended December 31, 2012.

The pro forma financial statements may not be indicative of the results that actually would have occurred if the events reflected therein had taken place on the dates indicated or of the results which may be obtained in the future. In preparing these pro forma statements no adjustments have been made to reflect the expected operating synergies and administrative cost savings that could result from the operations of the combined assets.

Accounting policies used in the preparation of the pro forma statements are in accordance with those disclosed in Bellatrix’s audited consolidated financial statements as at and for the year ended December 31, 2012 and Bellatrix’s unaudited interim consolidated financial statements as at and for the nine months ended September 30, 2013.

In the opinion of management, the pro forma statements include all material adjustments necessary for a fair presentation of Bellatrix.

2.	Consolidated Balance Sheet Assumptions and Adjustments

The unaudited pro forma consolidated balance sheet as at September 30, 2013 gives effect to the following assumptions and adjustments as if they occurred on September 30, 2013.

a)	The pro forma consolidated balance sheet assumes the completion of 100% of the Equity Offering, resulting in the issuance of an additional 21,875,000 Bellatrix Shares for gross proceeds of $175 million (which excludes the over-allotment option of an additional 3,281,250 Bellatrix Shares for additional gross proceeds of up to approximately $26.3 million) prior to the completion of the Transaction. The pro forma balance sheet reflects a decrease in long-term debt related to borrowings of approximately $132 million used to fund the Transaction, and approximately $35 million used to fund joint venture activity, and an increase to share capital of $175.0 million, net of $9.2 million of estimated transaction costs (including underwriter fees and other closing costs) for the Equity Offering made by Bellatrix prior to the Transaction. A decrease to the deferred tax liability and increase to share capital of $2.3 million was also recognized as a result of the Equity Offering.

b)	The pro forma consolidated balance sheet assumes completion of the Transaction. Under the terms of the Transaction, shareholders of Angle will receive (i) $3.85 cash; or (ii) 0.4734 of a Bellatrix Share, subject to the cash amount payable to Angle shareholders equaling $69.7 million and thus subject to prorating. In addition to the cash paid, the Transaction will result in an estimated 30,226,413 total Bellatrix Shares being issued. The estimated number of Bellatrix Shares assumed to be issued of 30,226,413 is based upon the assumption that there are 81,051,631 outstanding Angle common shares, and 902,179 unvested Angle Restricted Shares Units (“RSUs”), which will be converted to Angle common shares immediately preceding the Transaction, which will be exchanged pursuant to the Transaction on the same basis as other Angle common shares. Stock option holders of Angle have the option of (i) exercising stock options held effectively immediately before the Transaction, or (ii) electing for stock options held to be settled for cash immediately prior to the Transaction. It is assumed that all 1,857,612 outstanding in-the-money stock options of Angle will be settled for cash immediately prior to the Transaction. The assumption for the number of Angle common shares, Angle RSUs, and Angle stock options noted above are as of the date of the Arrangement of October 15, 2013.

The closing of the Equity Offering and the Transaction will result in approximately 161,626,011 issued and outstanding Bellatrix Shares and 179,762,064 Bellatrix Shares issued and outstanding on a diluted basis as disclosed in note 3(e) below. The Arrangement will be accounted for using the purchase method whereby the assets acquired and liabilities assumed are recorded at their fair values.

The purchase price equation is as follows:

Cost of acquisition:	(000’s)
Bellatrix shares issued	$245,821
Cash	69,701
$315,522

Allocated at estimated fair values:
Accounts receivable	$21,087
Deposits and prepaid expenses	3,625
Exploration and evaluation assets	78,745
Property, plant and equipment	522,212
Accounts payable and accrued liabilities	(60,714)
Commodity contract liability	(1,603)
Long-term debt	(161,920)
Convertible debentures	(62,400)
Decommissioning liabilities	(14,116)
Deferred taxes	(9,394)
$315,522

The Angle Debentures have been adjusted to fair value represented by the principal amount of $60 million and a $2.4 million premium offered pursuant to the Transaction.

The purchase allocation has been determined from information that was available to the management of Bellatrix as at October 15, 2013. The allocation of the purchase price to the assets and liabilities of Angle will be finalized after the acquisition has been completed and the fair values of the assets and liabilities have been determined, and accordingly, the above allocation may change.

c)	Accounts payable and accrued liabilities increased by $5.4 million for costs associated with the Transaction and share issue costs. Share capital was reduced by $2.0 million, and the deferred tax liability was also reduced by $1.4 million as a result of the share issuance and Transaction costs. The $2.7 million costs of the Transaction will be expensed, and are shown net of the tax impact as a $2.0 million increase to the deficit.

d)	The outstanding Angle Debentures including a premium and accrued interest will be retired, resulting in a decrease to convertible debentures of $62.4 million, an increase to long-term debt of $63.0 million, and a decrease to accounts payable and accrued liabilities for accrued interest of $0.6 million through September 30, 2013.

e)	An additional $13.6 million was added to accounts payable and accrued liabilities for $12.1 million estimated Angle Transaction costs (including severance and other closing costs), $0.2 million for the settlement of vested Angle RSUs, and $1.3 million for settlement of in-the-money Angle stock options by Angle immediately prior to the Transaction.

3.	Consolidated Statements of Comprehensive Income Assumptions and Adjustments

The unaudited consolidated pro forma statements of comprehensive income for the nine months ended September 30, 2013 and for the year ended December 31, 2012 give effect to the following assumptions and adjustments as if they occurred on January 1, 2012.

a)	Depletion and depreciation has been adjusted to reflect combined reserves, production, and adjusted cost base of property, plant and equipment under Bellatrix’s accounting policies, and to remove undeveloped land lease expiries included in Angle’s depletion calculation.

b)	A decrease to finance expenses has been calculated based on reduced interest expenses resulting from reduced bank debt levels due to the expected proceeds from the Equity Offering, offset by estimated transaction costs as disclosed in note 2(e), the cash payment to Angle shareholders made under the Arrangement, funds paid to retire the Angle Debentures, and funds drawn for joint venture activities. The interest has been calculated using Bellatrix’s average borrowing rate.

c)	A decrease to finance expenses has been calculated resulting from interest and accretion charges eliminated by the retirement of the Angle Debentures as disclosed in note 2(d).

d)	The deferred tax provision has been adjusted for the tax impact of the pro forma adjustments in the statements of operations. The deferred tax provision for both periods also incorporates the estimated impact of additional income that would be expected to be allocated to Bellatrix shareholders, which increases the deferred income tax recovery. These adjustments were made using Bellatrix’s average corporate tax rate of 25%.

e)	The calculation of net profit (loss) per share of Bellatrix has been based on the number of shares issued and outstanding of Bellatrix, the number of shares to be issued as a result of the Equity Offering, and the number of common shares to be issued to Angle securityholders, as required to effect the Transaction as disclosed in note 2(b). The calculation of pro forma weighted average shares is based on the assumptions that the transaction occurred January 1, 2012 for the weighted average common shares outstanding for the nine month period ended September 30, 2013 and similarly, that the transaction occurred January 1, 2012 for the determination of the weighted average shares outstanding for the year ended December 31, 2012. Furthermore the calculations assume that all of the estimated Angle in-the-money stock options were settled in cash prior to the Transaction occurring.

The per share calculations are as follows:

Common Shares Outstanding Calculation at September 30, 2013	Common Shares

Common shares issued and outstanding, prior to the Transaction	109,524,598
Estimated common shares issued on the Equity Offering	21,875,000
Estimated common shares issued on the acquisition of Angle Energy Inc.	30,226,413
161,626,011

Dilutive effect of:
Stock options outstanding	9,211,229
Units issuable for convertible debentures	8,924,824
Diluted common shares, on a pro forma basis	179,762,064

Weighted Average Common Shares Outstanding for the nine month period ended September 30, 2013	Common Shares

Weighted average common shares outstanding, prior to the Transaction	108,019,795
Estimated common shares issued on the Equity Offering	21,875,000
Estimated common shares issued on the acquisition of Angle Energy Inc.	30,226,413
Weighted average common shares outstanding, on a pro forma basis	160,121,208

Dilutive effect of:
Stock options	3,285,731
Convertible debentures	8,924,824
Diluted weighted average common shares outstanding, on a pro forma basis	172,331,763

In calculating fully diluted net profit per share for the nine month period ended September 30, 2013, a total of $2.4 million for interest and accretion expense (net of tax impact) was added to the numerator for the nine month period ended September 30, 2013.

Weighted Average Common Shares Outstanding for the year ended December 31, 2012	Common Shares

Weighted average common shares outstanding, prior to the Transaction	107,543,811
Estimated common shares issued on the Equity Offering	21,875,000
Estimated common shares issued on the acquisition of Angle Energy Inc.	30,226,413
Weighted average common shares outstanding, on a pro forma basis	159,645,224

Dilutive effect of:
Stock options	-
Convertible debentures	-
Diluted weighted average common shares outstanding, on a pro forma basis	159,645,224